[LETTERHEAD OF MURTHA CULLINA LLP]

PAUL G. HUGHES
(203) 772-7726 DIRECT TELEPHONE
(860) 240-5726 DIRECT FACSIMILE
PHUGHES@MURTHALAW.COM



                                  July 14, 2005



Via EDGAR


Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549--7410

Attention:  Ms. Jennifer Goeken

               Re: Amscan Holdings, Inc.

Dear Sirs:

     I am writing to you on behalf of Amscan Holdings, Inc. (the "Company") concerning your letter date July 8, 2005 providing comments based on your review of the Company's Annual Report on Form 10-K for the year ended December 31, 2004.

     In your letter, you requested that the Company respond to your comments within 10 business days or tell you when it will provide a response. This will confirm my telephone conversation this morning with Jennifer Goeken that the Company expects to respond to your comments by the end of the week beginning August 15, 2005.

                                                   Very truly yours,

                                                   /s/ PAUL G. HUGHES

                                                   Paul G. Hughes